UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2005            File No.    0-51453

Pacific Booker Minerals Inc.

(Name of Registrant)

#1702 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

(Address of principal executive offices)

1.

News Release dated October 18, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

(Registrant)

Dated: October 24, 2005	By: /s/ Gregory Anderson Gregory Anderson, CEO and Director

PACIFIC BOOKER MINERALS INC.

#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3

Telephone: (604) 681-8556

Toll Free: 1-800-747-9911

Fax: (604) 687-5995

Email: info@pacificbooker.com

Symbol: bkm - tsx venture

Website: pacificbooker.com

NEWS RELEASE
TSX Venture Exchange Symbol - BKM
CUSIP #69403 R 10 8

Pacific Booker Submits "Draft Terms of Reference"

Vancouver, B.C. - October 18, 2005 - Pacific Booker Minerals Inc. has submitted a "Draft Terms of Reference" to the British Columbia Environmental Assessment Office (BCEAO), for an Application for an Environmental Assessment Certificate, under the BC Environmental Assessment Act SBC 2002, Chapter 43, for the construction, operation and maintenance, and decommissioning and reclamation of an open-pit mine at the Company's Morrison property, located 35 km north of the village of Granisle, B.C.

The October 14 application is in response to a Section 10(1)(c) order issued by the BCEAO stating that “the Project constitutes a reviewable project pursuant to Part 3 of the Reviewable Project Regulations (BC Reg 370/02) as the proposed new mineral mine will have an ore production capacity exceeding the threshold of 75,000 tonnes per year”.

The final "Terms of Reference" will be developed in consultation with government agencies, First Nations and the public.

To view the "Draft Terms of Reference" and other timely information regarding Pacific Booker Minerals Inc., please visit the website http://www.pacificbooker.com, home page and reports section.

On behalf of the Board, "Erik Tornquist"

Erik Tornquist, Executive Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may difer materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may difer materially from those projected in the forward-looking statements.

PACIFIC BOOKER MINERALS INC.

Cautionary Note to U.S. Investors - The United States Securities and Exchange
Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,''
"indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S.
registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml